UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519 and 333-281916) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 12, 2025, the Company provided a business and strategic roadmap update, including planned 2025 key corporate milestones. Ascendis President and CEO Jan Mikkelsen will present this update on January 13, during the 43rd Annual J.P. Morgan Healthcare Conference.

Selected Key Updates and Milestones

•	TransCon™ hGH

(lonapegsomatropin, marketed as SKYTROFA®)

•

SKYTROFA full-year 2024 revenue, with a single indication in pediatric GHD, expected to be ~€202 million excluding sales deductions related to prior years (based on unaudited preliminary estimate of full-year 2024 SKYTROFA revenue of ~€197 million plus ~€5 million of sales deductions related to prior years).

•	U.S. SKYTROFA volume (mg) increased 84% in 2024 year-over-year resulting in an estimated 6.5% market share of the total U.S. growth hormone market for 2024 (based on third party prescription data).

•

Prescription Drug User Fee Act (PDUFA) goal date of July 27, 2025 for FDA review of supplemental BLA for the treatment of adults with growth hormone deficiency; pending approval, U.S. commercial launch planned in the fourth quarter of 2025.

•	During the third quarter of 2025, plan to submit an Investigational New Drug (IND) application or similar for a basket trial evaluating TransCon hGH in additional indications.

•	TransCon PTH

(palopegteriparatide, marketed as YORVIPATH®)

•	YORVIPATH full-year 2024 unaudited preliminary revenue estimate of ~€29 million.

•

YORVIPATH commercially available for prescription in Germany and Austria since January 2024. Outside Germany and Austria, providing product through early access routes, such as ‘named patient,’ until commercial reimbursement established. ~700 patients on treatment in our Europe Direct and International Markets at the end of 2024.

•

YORVIPATH commercially available for prescription since late December 2024 in the U.S. As of January 9, 2025, 324 patients enrolled into the Ascendis Signature Access Program or direct with specialty pharmacy, with over half of prescriptions for patients new to YORVIPATH.

•	Expect commercial launch in at least five additional Europe Direct countries in 2025.

•	TransCon CNP

(navepegritide)

•

Following pre-NDA meeting with FDA, plan to submit New Drug Application (NDA) for the treatment of children with achondroplasia during the first quarter of 2025, and submit Marketing Authorisation Application to the European Medicines Agency during the third quarter of 2025.

•

Presented new data demonstrating significant improvements in leg bowing, a common complication in achondroplasia, observed with TransCon CNP compared to worsening observed with placebo in pivotal ApproaCH Trial.

•	Topline Week 26 results from Phase 2 COACH Trial (TransCon CNP in combination with TransCon hGH) expected in the second quarter of 2025.

•	During the fourth quarter of 2025, plan to submit an IND or similar for the treatment of hypochondroplasia.

•	Expanding the TransCon Platform & Pipeline

•

New TransCon protein degrader platform designed to enable efficient clearance of hormones, cytokines, and other targets. First planned TransCon protein degrader product candidate designed to normalize excess FGF-23 hormone levels for patients with X-linked hypophosphatemia.

•	Financial Update

•	Unaudited preliminary estimate of total full-year 2024 product revenue of ~€226 million:

•

SKYTROFA full-year 2024 revenue expected to be ~€202 million excluding sales deductions related to prior years (based on unaudited preliminary estimate of full-year 2024 SKYTROFA revenue of ~€197 million plus ~€5 million of sales deductions related to prior years).

•	YORVIPATH full-year 2024 unaudited preliminary revenue estimate of ~€29 million.

•	Unaudited preliminary estimate of total full-year total 2024 revenue of ~€364 million

•	Includes $100 million Novo Nordisk milestone payment as non-product revenue.

December 31, 2024 pro forma cash balance of ~€655 million (based on unaudited preliminary estimate of December 31, 2024 cash balance of €560 million plus expected payment from Novo Nordisk of $100 million).

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) planned regulatory submissions for TransCon CNP and TransCon hGH, (ii) expected full-year 2024 SKYTROFA, YORVIPATH and total revenues, (iii) the PDUFA date of the supplemental BLA for SKYTROFA for the treatment of adults with growth hormone deficiency and Ascendis’ plans for a U.S. commercial launch, if approved, (iv) Ascendis’ expectations regarding the commercial launch of YORVIPATH in additional Europe Direct Countries, (v) the timing of topline results from the Phase 2 COACH Trial of TransCon CNP, (vi) Ascendis’ expectations regarding its TransCon protein degrader platform and first TransCon degrader product candidate, and (vii) the expected payment from Novo Nordisk. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including the following: dependence on third party manufacturers, distributors and service providers for Ascendis’ products and product candidates; unforeseen safety or efficacy results in Ascendis’ development programs or on-market products; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen expenses related to Ascendis’ development programs; unforeseen selling, general and administrative expenses, other research and development expenses and Ascendis’ business generally; delays in the development of its programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; the impact of international economic, political, legal, compliance, social and business factors. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ prospectus supplement filed on September 20, 2024 and Ascendis’ current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on February 7, 2024. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: January 13, 2025	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer